UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Filing of the Amended and Restated Memorandum and Articles of Association

On August 22, 2025, an Extraordinary General Meeting of Shareholdersof EPSIUM ENTERPRISE LIMITED (the “Company”) was held (the “Meeting”). Pursuant to and in accordance with the provisions of British Virgin Islands laws and the currently effective memorandum and articles of association of the Company, the majority shareholder of the company approved the third amendment and restatement of the Memorandum and Articles (the “Third Amended and Restated M&A”). This proposal described in more detail in the 6-K Amendment, filed with the Securities and Exchange Commission on August 28, 2025.

The Third Amended and Restated M&A took effect on August 27, 2025, when the necessary filings were completed with the Registry of Corporate Affairs of the British Virgin Islands. A copy of the Third Amended and Restated M&A is attached hereto as Exhibit 3.1.

EXHIBIT INDEX

3.1	Third Amended and Restated Memorandum and Articles of Association filed on August 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: September 8, 2025	By:	/s/ Ming Yin Au Yeung
	Name:	Ming Yin Au Yeung
	Title:	Chief Financial Officer

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